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October 27, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Sky Solar Holdings, Ltd.
                Registration Statement on Form F-1
                Filed September 18, 2014
                Response dated October 17, 2014
                File No. 333-198817

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 20, 2014, relating to the Company’s registration statement on Form F-1 publicly filed with the Staff on October 22, 2014 (the “October 22 Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

The Company has responded to the Staff’s comments by revising the October 22 Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the October 22 Registration Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

General

1.              In your response dated October 14, 2014, you indicated that you will revise your registration statement to comply with Rules 3-05 and 11-01 of Regulation S-X. Please be advised that we may have additional comments upon our review of these additional financial statements.

The Company notes the Staff’s comment and has submitted a revised registration statement in light of Rules 3-05 and 11-01 of Regulation S-X to the Staff for review.

Notes to the Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

2.              We note from your response to the comment in our letter dated October 15, 2014 that you obtained an “adjusted net asset value” for the consolidated group ChaoriSky Solar from a third-party valuer, and such value does not represent fair value under IFRS 13. Please provide us with your calculation of the fair value of your 30% interest in ChaoriSky Solar in accordance with IFRS 13. In your response, explain in quantitative terms how the reasons you described for the nil value affected your valuation (i.e., the nature of your minority equity interests, the fact that ChaoriSky Solar is highly leveraged at the group level, and the poor financial condition of the majority shareholder Chaori).

The Company respectfully advises the Staff that the “adjusted net asset value” analysis previously discussed in our response letter dated October 18, 2014 did not reflect all factors impacting the fair value of our 30% equity interest in ChaoriSky Solar. Specifically, the “adjusted net asset value” assigned to ChaoriSky Solar was merely an aggregation of values assigned to individual solar parks as a result of our negotiations with Chaori.  This approach did not determine a value that constituted fair value under IFRS 13, as it did not take into account risks specific to the minority interest (specifically the WACC rate used), as the Company has done in the analysis below.

The Company formalized a valuation of its 30% equity interest in ChaoriSky Solar with the assistance of an independent valuer in response to the Staff’s comment.  In response to the Staff’s comment, the Company would like to provide the following details of that valuation.

The fair value of 100% of the equity interest in ChaoriSky Solar was calculated by discounting the projected free cash flows of all solar projects held by ChaoriSky Solar with a discount rate that reflects the nature of the investment and the risk of the underlying cash flows. The Company estimated the return on equity required for this investment using the Capital Asset Pricing Model (“CAPM”) and selected weighting for equity to total invested capital from a market participant’s perspective in order to arrive at an appropriate WACC of 13.6% as of the acquisition date. The fair value of the enterprise determined in this manner, was less than the amount of outstanding debts and shareholder loans, which indicated that the equity value of ChaoriSky Solar was nil.

The table below shows the calculation of the fair value of the equity in ChaoriSky Solar.

Year	Future Cash Flows	Discounted at 13.6%	Year	Future Cash Flows	Discounted at 13.6%
	Euro million			Euro million
2013	3.85	3.82	2023	19.91	5.84
2014	20.73	19.14	2024	19.82	5.11
2015	20.70	16.83	2025	19.72	4.48
2016	20.60	14.74	2026	19.45	3.85
2017	20.50	12.91	2027	19.35	3.41
2018	20.40	11.31	2028	19.26	2.98
2019	20.31	9.91	2029	19.16	2.61
2020	20.21	8.68	2030	19.07	2.03
2021	20.11	7.61	2031	18.97	2.00
2022	20.01	6.66	2032	18.88	1.76

				Euro million	US$ million
Total Present Value of Cash Flows				145.68	203.56
Add Cash				5.65	7.89
Fair Value of Invested Capital				151.33	211.45
Less: Debt				-62.48	-87.30
Less: Shareholders’ loan				-101.34	-141.60
Total				-12.49	-17.45
Fair Value of 100% Equity Interest				Nil	Nil

The significant inputs and assumptions used to derive the above fair value estimate include the following:

1.                          Forecasted debt-free cash flows of the business, which are the same set of cash flows used in the valuation of the IPP solar parks held by ChaoriSky Solar, as referenced in the previous response.

2.                          The forecasted net free cash flows were discounted using an appropriate discount rate determined by the Company’s analysis using a WACC. The key assumptions the Company used in calculation of the WACC rate includes: (1) seven comparable independent power producers using various renewable energy sources as market benchmarks;  (2) a risk-free rate of 3.54 percent, which is based on the yield of the 20-year US Treasury Bond; (3) a capital structure with a 52 percent debt-to-capital ratio for the entity based on the range of the market benchmark companies’ debt-to-capital ratio and (4) an estimated useful life of 20 years for the solar parks based on the 20-year terms of their power purchase agreements. The Company respectfully notes that the qualitative factors described in the previous response letter to the Staff, dated October 18, 2014, impacted the Company’s determination of the WACC and do not lend themselves to being individually quantified.

The Company believes the valuation based on the above assumptions is in accordance with IFRS 13 and represents management’s best estimate of fair value from a market participant’s perspective. The Company acknowledges that level 3 inputs utilized in the Company’s estimate of the fair value of ChaoriSky Solar, as defined by IFRS 13, require the application of significant judgment. However, consistent with IFRS 13, paragraph 89, the Company believes that it has taken into account all information about a market participant’s assumptions that is reasonably available.

Based on the approach described above, the Company determined that the fair value of the 30% minority interest transferred in November 2013, as disclosed in Note 32 on page F-64 of the October 22 Registration Statement, was nil.

*              *              *              *

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao

Shuang Zhao

Enclosures

cc:                          Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP